8/3

04035953

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Soho Resources Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 03 2004
THOMSON FINANCIAL

FILE NO. 82- 4126 FISCAL YEAR 2-29-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 8/3/04

82-4126

RECEIVED
2004 AUG -3 A 9:48
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RECD S.E.C.
AUG - 9 2004
1086

AR/S
2-29-04

SOHO RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2004

AUDITORS' REPORT

To the Shareholders of
Soho Resources Corp.

We have audited the consolidated balance sheets of Soho Resources Corp. as at February 29, 2004 and February 28, 2003 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 29, 2004 and February 28, 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY"

Vancouver, Canada

Chartered Accountants

June 4, 2004

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

SOHO RESOURCES CORP.
CONSOLIDATED BALANCE SHEETS

	February 29, 2004	February 28, 2003
ASSETS		
Current		
Cash	$ 291,959	$ 17,366
Receivables	13,411	10,922
	305,370	28,288
Oil and gas properties (Note 4)	504,266	424,429
Mineral properties (Note 5)	409,463	100
Deposit (Note 6)	-	38,750
Equipment (Note 7)	6,134	9,584
	$ 1,225,233	$ 501,151
LIABILITIES AND SHAREHOLDERS' DEFICIENCY		
Current		
Accounts payable and accrued liabilities	$ 424,123	$ 380,005
Obligation under share purchase agreement (Note 5)	335,000	-
Due to related parties (Note 8)	92,576	107,562
Loans payable (Note 9)	464,856	101,008
	1,316,555	588,575
Loans payable (Note 9)	-	36,200
	1,316,555	624,775
Shareholders' deficiency		
Capital stock (Note 11)	11,188,525	10,541,550
Share subscriptions received in advance	362,560	20,000
Deficit	(11,642,407)	(10,685,174)
	(91,322)	(123,624)
	$ 1,225,233	$ 501,151

Nature and continuance of operations (Note 1)
Commitment (Note 17)
Subsequent events (Note 18)
On behalf of the Board:

"Milton Cox" Director — "Ralph Shearing" Director
Milton Cox — Ralph Shearing

The accompanying notes are an integral part of these consolidated financial statements.

SOHO RESOURCES CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

	Year Ended February 29, 2004	Year Ended February 28, 2003
EXPENSES		
Amortization	$ 3,450	$ 4,251
Automobile	4,652	-
Business promotion	4,844	-
Communications	16,397	11,088
Consulting and financial services	15,804	21,108
Interest and bank charges	61,679	15,322
Interest on convertible loans	-	12,390
Investor relations	13,395	37,332
Loan bonuses	85,614	-
Management fees	27,491	12,847
Office and miscellaneous	32,891	38,878
Professional fees (Note 13)	218,362	129,568
Regulatory fees	29,278	12,763
Rent	51,413	39,665
Transfer agent	8,833	3,343
Travel	34,774	28,330
Wages and benefits	18,973	26,105
Loss before other items	(627,850)	(392,990)
OTHER ITEMS		
Other income (loss)	(6,615)	3,638
Gain on settlement of debts	-	65,254
Expense recoveries	-	20,743
Write-down of investment in ADS Drilling Services, Inc. (Note 6)	(322,768)	-
	(329,383)	89,635
Loss for the year	(957,233)	(303,355)
Deficit, beginning of year	(10,685,174)	(10,381,819)
Deficit, end of year	$ (11,642,407)	$ (10,685,174)
Basic and diluted loss per common share	$ (0.04)	$ (0.02)
Weighted average number of common shares outstanding	26,320,980	18,018,820

The accompanying notes are an integral part of these consolidated financial statements.

SOHO RESOURCES CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended February 29, 2004	Year Ended February 28, 2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the year	$ (957,233)	$ (303,355)
Items not affecting cash		
Amortization	3,450	4,251
Accrued interest	56,700	27,026
Gain on settlement of debts	-	(65,254)
Write-down of equipment	-	2,349
Loan bonuses	74,000	-
Write-down of investment in ADS Drilling Services, Inc.	322,768	-
Changes in non-cash working capital items		
(Increase) decrease in receivables	(2,489)	10,980
Increase in accounts payable and accrued liabilities	17,418	163,191
Net cash used in operating activities	(485,386)	(160,812)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common shares	442,975	484,675
Share subscriptions received in advance	342,560	20,000
Proceeds from loans payable	427,648	6,190
Advances from (repayments to) related parties	(14,986)	35,844
Net cash provided by financing activities	1,198,197	546,709
CASH FLOWS FROM INVESTING ACTIVITIES		
Investment in ADS Drilling Services, Inc.	(284,018)	-
Mineral properties	(74,363)	-
Oil and gas properties	(79,837)	(368,531)
Net cash used in investing activities	(438,218)	(368,531)
Increase in cash position during the year	274,593	17,366
Cash position, beginning of year	17,366	-
Cash position, end of year	$ 291,959	$ 17,366

Supplemental disclosure with respect to cash flows (Note 15)

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the laws of British Columbia and its principal business activity consists of exploration and development of resource properties.

The Company is in the process of exploring its resource properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of the amounts shown for resource properties and related deferred exploration costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the on-going assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The operations of the Company have primarily been funded by the issuance of capital stock and loans from related parties. As the Company has a serious working capital deficiency, its ability to continue as a going concern is dependent on obtaining continued financial support, completing public equity financing or generating profitable operations in the future.

	2004	2003
Deficit	$ (11,642,407)	$ (10,685,174)
Working capital (deficiency)	(1,011,185)	(560,287)

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owed subsidiary, Samarkand de Mexico S.A. de C.V. ("Samarkand de Mexico") and its 90% owned subsidiary, Sacramento de la Plata S.A. de C.V. ("Sacramento"), (collectively referred to as the "Company"). All inter-company transactions and balances have been eliminated upon consolidation.

Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign currency translation

The Company's subsidiaries are integrated foreign operations and are translated into Canadian dollar equivalents using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at the exchange rates approximating those in effect at the time of the transactions. Translation gains and losses are included in the results of operations for the year.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Equipment

Equipment is recorded at cost less accumulated amortization and is being amortized over its' estimated useful lives on the declining balance basis as follows:

Computer equipment	30%
Office equipment	20%
Automotive	30%

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or management has determined there to be an impairment. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties that are sold before that property reaches the production stage will have all revenues from the sale of the property credited against the cost of the property. Properties which have reached the production stage will have a gain or loss calculated based on the portion of that property sold.

The recorded cost of mineral exploration interests is based on cash paid, the value of share considerations and exploration and development costs incurred. The recorded amount may not reflect recoverable value as this will be dependant on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Deferred exploration costs

The Company defers all exploration expenses relating to mineral properties and areas of geological interest until the properties to which they relate are placed into production, sold or management has determined there to be an impairment. These costs will be amortized over the proven reserves available on the related property following commencement of production.

Values

The amounts shown for oil and gas properties, mineral properties and deferred exploration costs represent costs to date, and do not necessarily represent present or future values, as they are entirely dependent upon the economic recovery of current and future reserves.

Environmental protection and rehabilitation costs

Liabilities related to environmental protection and rehabilitation costs are accrued and charged to income when their likelihood of occurrence is established. This includes future removal and site restoration costs as required due to environmental law or contracts.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Cost of maintaining resource properties

The Company does not accrue the estimated future costs of maintaining its resource properties in good standing.

Oil and gas properties

The Company follows the full cost method of accounting for exploration and development expenditures whereby all costs, net of incentives, related to the exploration for and development of oil and gas reserves are capitalized. Costs include lease acquisition, geological and geophysical expenditures, carrying costs of non-productive properties, the drilling of productive and non-productive wells and related plant and production equipment costs.

The Company calculates a "cost ceiling" which limits the net book value of capital costs to the undiscounted and unescalated estimated future net revenues from production of proved reserves based upon year-end prices. This test also accounts for future general and administrative expenses, future site restoration and abandonment costs, financing costs and income taxes, all undiscounted and unescalated. Additional depletion is provided if the net book value of capitalized costs exceeds such future revenue.

Depletion is computed using the unit-of-production method where the ratio of production to proved reserves, before royalties, determines the proportion of depletable costs to be expensed. Undeveloped properties are excluded from the depletion calculation until the quantities of proved reserves can be determined.

The amounts recorded for depletion and amortization of petroleum and natural gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Stock-based compensation

Effective March 1, 2002, the Company adopted the new CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends the fair value-based methodology for measuring compensation costs. The new section also permits, and the Company adopted, the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of loss and loss per share as if the fair value method had been adopted.

During the current year, the Company adopted, on a prospective basis, the fair value based method of accounting for all stock-based compensation.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Income taxes

Future income taxes are recorded for using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. Diluted loss per share has not been presented separately as this calculation proved to be anti-dilutive.

Loss per share is calculated using the weighted average number of common shares outstanding during the year.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities, loans payable and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Financial risk

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

4. OIL AND GAS PROPERTIES

Gypsy Property

The Company entered into an agreement with Code America Investments LLC. ("Code America") to acquire certain gas leases, the "Gypsy Property", located in Freestone County, Texas. This acquisition included a 12.5% interest in the producing Lane No. 1 gas well and up to a 100% interest in certain other gas leases. The Company paid approximately US$250,000 and issued 286,630 common shares with a value of $22,930 as a finder's fee and a director of Code America became a director of the Company. As additional compensation, the Company has agreed to issue 2,000,000 common shares to Code America, subject to the completion of a work program on the Lane No. 1 gas well that results in increased production by 1.25 mmcf/d, sustained for seven days. The work program has been completed and the well is currently producing, however the production has not met the requirements to issue the additional compensation shares.

Pebble Creek Property

On August 5th, 2003, the Company entered into a Joint Venture Development Agreement with Code America whereby the Company purchased a 5% working interest equating to a 3.5% Net Revenue Interest in the Pebble Creek Prospect, Shelby County, Texas. Code America is a corporation controlled by a director of the Company.

Pursuant to the agreement, the Company paid $79,837 (US $58,070) as its pro-rata cost of development to drill, test and complete two initial wells within the project area. One well has been completed, and Code America is developing a location and drilling plan for the second well. By participating in the drilling of these initial wells, the Company and its partners will earn an option to participate on the same basis in any future prospects on the remainder of the combined leases of approximately 2,300 acres.

In order to fund its pro-rata cost of the development wells, the Company received a loan from BHT-TCM Investment Inc. ("BHT") in the amount of US$58,070. The loan is secured by the working interest being purchased, has a term of one year and bears interest of 8% per annum. The Company has agreed to issue a bonus to BHT equal to 20% of the total amount of the loan, payable in shares of the Company at a price of $0.10 per share. BHT is controlled by a director of the Company. The amount of this loan, $77,471 (US$58,070), is included in loans payable and the loan bonus of $11,614 is included in accounts payable and accrued liabilities.

Costs were incurred as follows:

	Gypsy Property	Pebble Creek Property	Total February 29, 2004
Incurred during the year			
Acquisition costs	$ -	$ 79,837	$ 79,837
Balance, beginning of year	424,429	-	424,429
Balance, end of year	$ 424,429	$ 79,837	$ 504,266

4. OIL AND GAS PROPERTIES (cont'd...)

	Gypsy Property	Total February 28, 2003
Incurred during the year		
Acquisition costs	$ 368,531	$ 368,531
Finder's fee	22,930	22,930
Consulting	26,174	26,174
Testing and assaying	6,794	6,794
	424,429	424,429
Balance, beginning of year	-	-
Balance, end of year	$ 424,429	$ 424,429

5. MINERAL PROPERTIES

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

Tahuehueto Project

The Company, through its wholly-owned Mexican subsidiary, Samarkand de Mexico, owns 90% of the issued and outstanding capital stock of Sacramento. Sacramento holds a 100% interest in the Tahuehueto mineral property, located in Durango State, Mexico. The property is subject to a 2% net smelter returns royalty.

In 1999, Samarkand de Mexico was served with a statement of claim registered in the civil court of Mazatlan, Sinaloa, Mexico that seeked the rescission of the Share Purchase Agreement whereby Samarkand de Mexico acquired its interest in Sacramento. The statement of claim was filed by the three Vendors of the shares of Sacramento. Due to the uncertainty regarding a timely settlement of the suit, in prior years the Company had written-down the property and related costs to a nominal value.

The Company and Samarkand de Mexico have been successful in its defense against all actions, and have been found to be the lawful owners of the Sacramento shares by the Mexican judicial system. Pursuant to the Share Purchase Agreement, the Company is obligated to make a final payment of $335,000 (US$250,000) to the vendors of the Sacramento shares. The Company is now proceeding with its exploration plan for the Tahuehueto Project.

5. MINERAL PROPERTIES (cont'd...)

Tahuehueto Project (cont'd...)

Mineral property costs incurred on the Tahuehueto Project were incurred as follows:

	February 29, 2004	February 28, 2003
Balance, beginning of year	$ 100	$ 100
Additions:		
Acquisition costs	335,000	-
Mineral concession taxes	74,363	-
	409,363	-
Balance, end of year	$ 409,463	$ 100

6. ACQUISITION OF ADS DRILLING SERVICES, INC.

In fiscal 2003, the Company paid a deposit of US$25,000 (CAD$38,750) for the exclusive rights to purchase the issued and outstanding shares of ADS Drilling Services, Inc. ("ADS").

On June 1, 2003, pursuant to a Share Purchase Agreement, the Company acquired 100% of the outstanding common shares of ADS. ADS is a provider of specialized directional drilling services for the oil and gas industry in the United States.

The Share Purchase Agreement provided for the Company to pay an aggregate purchase price of US$1,000,000, which has not been paid. As a condition precedent to entering into the Share Purchase Agreement, the Company arranged financing for ADS in the amount of US$250,000 by the issuance of promissory notes. As at February 29, 2004 loans payable include Cdn$343,125 relating to these promissory notes (Note 9). In connection with the promissory notes, the Company also issued a total of 740,000 bonus shares at a value of $74,000 to the lenders and issued 300,000 common shares at a value of $30,000 as a finder's fee.

In January 2004, the Company and ADS' former shareholders mutually agreed to rescind the Share Purchase Agreement effective June 1, 2003. Accordingly, these financial statements do not include the operations of ADS. As a result of the uncertainty of the future value of this investment, the Company wrote-off its investment in ADS, including the balance of advances to ADS of CDN$260,000 (US$200,000).

7. EQUIPMENT

	February 29, 2004			February 28, 2003		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 55,139	$ 50,217	$ 4,922	$ 55,139	$ 48,108	$ 7,031
Office equipment	21,812	20,600	1,212	21,812	20,297	1,515
Automotive	21,179	21,179	-	21,179	20,141	1,038
	$ 98,130	$ 91,996	$ 6,134	$ 98,130	$ 88,546	$ 9,584

8. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties unless disclosed elsewhere in these statements:

a) Paid or accrued interest expense of $4,907 (2003 - $26,814) to directors and a company owned by a director.

b) Recorded a gain on settlement of debt of $Nil (2003 - $31,523) resulting from the retirement of a liability of $Nil (2003 - $140,783), in exchange for the assignment of receivables of $Nil (2003 - $109,260), such amounts related by virtue of common directors, a former director, and a company of which a director is a senior officer.

c) Issued Nil (2003 - 725,152) common shares to a company owned by a director upon the conversion of a convertible loan with accrued interest, totalling $Nil (2003 - $321,252).

d) Settled loans payable and accrued interest totalling $Nil (2003 - $94,111) due to a director, a former director, and a company owned by a director for Nil (2003 - 470,555) common shares.

e) A director and a company controlled by a director charged the Company $27,491(2003 - $12,847) for management fees.

These transactions were in the normal course of operations and were measured at the exchange amount which is the amount established and agreed to by the related parties.

Included in loans payable at February 29, 2004 is $77,471 (2003 - $1,008) due to a company controlled by a director.

Amounts due to related parties at February 29, 2004 of $92,576 (2003 - $107,562) are due to a company controlled by a director, and a company with a director in common, and are non-interest bearing, unsecured and have no specific terms of repayment.

9. LOANS PAYABLE

		February 29, 2004		February 28, 2003
Various loans to related parties bearing interest at prime plus 2% per annum, are unsecured and have no specific terms of repayment.	$	8,060	$	1,008
Notes payable bearing interest at 10% per annum, are unsecured and due on July 31, 2004 (Note 6).		343,125		-
Loan payable to a company controlled by a director in the amount of US$58,070, bearing interest at 8% per annum, secured by the Pebble Creek property and due on August 5, 2004 (Note 4).		77,471		-
Loan payable bearing interest at 10% per annum, unsecured.		-		50,000
Loan payable to a former director, bearing interest at 10% per annum, unsecured.		-		50,000
Loans payable to a former director, bearing interest at 10% per annum, unsecured and due on May 15, 2004.		36,200		36,200
		464,856		137,208
Less: current portion		(464,856)		(101,008)
	$	-	$	36,200

During the current year, the Company issued 1,000,000 units to settle two loans totalling $100,000. Each unit was comprised of one common share and one share purchase warrant enabling the holder to acquire an additional common share at $0.10 until July 9, 2004.

10. CONVERTIBLE LOANS

		February 29, 2004		February 28, 2003
Principal	$	-	$	177,000
Accreted interest		-		80,866
		-		257,866
Equity component of convertible loan		-		(23,183)
		-		234,683
Converted during the year		-		(234,683)
Liability component	$	-	$	-

10. CONVERTIBLE LOANS (cont'd...)

The Company borrowed $177,000 from a company controlled by a common director. This loan was interest-bearing at 12% per annum, was due on October 7, 2003 and the principal balance was convertible into common shares at $0.90 per share to October 7, 1999, $1.20 per share to October 7, 2000, $1.50 per share to October 7, 2001, $1.80 per share to October 7, 2002, and $2.10 per share to October 7, 2003.

In consideration of the risk associated with the loan, the Company issued 196,667 share purchase warrants to the lender exercisable at a price of $0.90 per share until October 7, 1999 and $1.02 per share until October 7, 2000. During the year ended February 28, 2001, these warrants expired unexercised.

The liability component of the convertible loan was calculated at the present value of the required principal payments discounted at an interest rate approximating that which would have been applicable to non-convertible debt at the time the loan was issued. Over the term of the debt obligation, the liability component was accreted to the face value of the loan by the recording of additional interest expense.

During the year ended February 28, 2003, the loan was converted into 725,152 common shares.

11. CAPITAL STOCK

	Number of Shares	Amount
Authorized		
100,000,000 common shares without par value		
100,000,000 Class A preference shares with a par value of $1 per share		
100,000,000 Class B preference shares with a par value of $5 per share		
Common shares issued		
Balance as at February 28, 2002	16,423,423	$ 9,541,500
Private placement	4,846,750	484,675
Settlement of debt	1,355,968	271,193
Conversion of convertible loan (Note 10)	725,152	321,252
Finder's fee (Note 4)	286,630	22,930
Repurchase and cancellation of shares	(442,307)	(100,000)
Balance as at February 28, 2003	23,195,616	10,541,550
Private placements	1,300,000	130,000
Settlement of debts (Note 9)	1,000,000	100,000
Finder's fee (Note 6)	300,000	30,000
Warrants exercised	3,129,750	312,975
Loan bonus (Note 6)	740,000	74,000
Balance as at February 29, 2004	29,665,366	$ 11,188,525

12. STOCK OPTIONS AND WARRANTS

Pursuant to the Company's stock option plan, the Company is authorized to grant options to executive officers, directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. Options can be granted for a maximum term of 5 years.

As at February 29, 2004, no directors' or employees' stock options were outstanding.

Stock option transactions and the number of share options outstanding are summarized as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding, February 28, 2002 and 2003	442,000	$ 0.39
Expired/cancelled	(442,000)	0.39
Outstanding, February 29, 2004	-	-
Number of options currently exercisable	-	-

As at February 29, 2004, the following share purchase warrants were outstanding:

Number of Shares	Exercise Price	Expiry Date
700,000	$ 0.10	March 13, 2004
600,000	0.10	July 8, 2004
1,000,000	0.10	July 9, 2004

13. PROFESSIONAL FEES

	2004	2003
Accounting	$ 68,802	$ 17,985
Audit	11,750	26,435
Legal	137,810	85,148
	$ 218,362	$ 129,568

14. SEGMENTED INFORMATION

The Company operates primarily in one reportable operating segment, being the acquisition, exploration, and development of natural resource properties in the United States and Mexico.

	February 29, 2004	February 28, 2003
Loss for the year was incurred in:		
Canada	$ (541,013)	$ (303,355)
Mexico	(93,452)	-
USA	(322,768)	-
	$ (957,233)	$ (303,355)
Identifiable assets are located in:		
Canada	$ 311,504	$ 37,872
Mexico	409,463	100
USA	504,266	463,179
	$ 1,225,233	$ 501,151

15. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	February 29, 2004	February 28, 2003
Cash paid during the year for interest	$ 7,490	$ 686
Cash paid during the year for income taxes	$ -	$ -

Significant non-cash transactions during the year ended February 29, 2004 included:

a) The issuance of 1,000,000 common shares for the settlement of loans of $100,000 (Note 9).

b) The issuance of 300,000 common shares, valued at $30,000, as a finder's fee relating to the ADS acquisition (Note 6).

c) The issuance of 740,000 common shares, valued at $74,000, for loan bonuses (Note 6).

d) The recording of $335,000 (US$250,000) as an obligation for final payment of the Sacramento shares (Note 5).

Significant non-cash transactions during the year ended February 28, 2003 included:

a) The issuance of 885,413 common shares at a value of $177,082 to settle accounts payable and accrued liabilities totalling $208,692, which resulted in a gain on settlement of debt of $31,610.

15. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (cont'd...)

b) The issuance of 470,555 common shares to settle notes payable and accrued interest totalling $94,111.

c) The issuance of 725,152 common shares upon conversion of a convertible debenture and accrued interest totalling $321,252.

d) The issuance of 286,630 common shares with a value of $22,930 as finders' fees for oil and gas properties.

e) The repurchase and cancellation of 442,307 common shares at a value of $100,000 recorded as loans payable.

f) The payment by a related party of a deposit of $38,750 and deferred exploration costs of $32,968.

16. INCOME TAXES

a) A reconciliation of income taxes at statutory rates with reported taxes follows:

	February 29, 2004	February 28, 2003
Loss before income taxes	$ (957,233)	$ (303,355)
Expected income tax (recovery)	$ (324,786)	$ (114,061)
Reconciliation for foreign income tax	(30,839)	(5,466)
Non-deductible expenses	1,297	1,598
Other	121,361	(29,813)
Unrecognized benefits of non-capital losses	232,967	142,276
Reconciliation for foreign income tax notes	$ -	$ -

b) Significant components of the Company's future income tax assets are as follows:

	February 29, 2004	February 28, 2003
Future income tax assets		
Resource property expenditures	$ 988,000	$ 1,725,000
Capital loss carryforwards	57,000	-
Non-capital loss carryforwards	2,249,000	1,006,000
Equipment	9,000	8,000
	3,303,000	2,739,000
Valuation allowance	(3,303,000)	(2,739,000)
Net future income tax assets	$ -	$ -

16. INCOME TAXES (cont'd...)

The Company has non-capital losses carried forward of approximately $6,318,000 which expire through to 2011. Subject to certain restrictions, the Company also has net capital losses and resource expenditures available to reduce taxable income in future years. Future tax benefits, which may arise as a result of these losses and resource expenditures have not been recognized in these financial statements and have been offset by a valuation allowance.

17. COMMITMENT

Operating lease

The Company rents its office premises under an operating lease until 2005. The operating lease commitment for 2005 is approximately $36,000.

18. SUBSEQUENT EVENTS

Subsequent to February 29, 2004, the Company:

a) Issued 7,000,000 units at $0.11 per unit pursuant to a private placement. Each unit consists of one common share and one-half of a non-transferable share purchase warrant. Each full share purchase warrant shall be exercisable for a period of one year at a price of $0.14 per common share. Proceeds of $362,560 were received as at February 29, 2004.

b) Issued 700,000 common shares pursuant to the exercise of 700,000 share purchase warrants, for cash proceeds of $70,000.

c) Issued 1,118,264 units to settle $46,500 of accounts payable, $7,884 of interest payable, and $68,625 of loans payable, for a total debt settlement of $123,009. Each unit consists of one common share and one-half of a non-transferable share purchase warrant. Each full share purchase warrant shall be exercisable for a period of one year at a price of $0.14 per common share.

d) Granted 2,400,000 stock options to directors, officers and employees, at an exercise price of $0.15 per common share, expiring March 18, 2009.

e) Pursuant to an agreement to extend the due dates to July 31, 2004, of two loans totaling $274,500, the Company issued to the lenders 1,093,907 share purchase warrants. Each share purchase warrant is exercisable into one common share at a price of $0.14 per share for a period of one year.